Contact

www.linkedin.com/in/aaron-kizer-5350131 (LinkedIn)
planet-theta.com/ (Company)

Top Skills

Unified Communications
Solution Selling
Cloud Computing

Aaron Kizer

COO FireFlare Games LLC
Boise Metropolitan Area

Summary

Aaron is an entrepreneur and marketing strategist. He has worked in web development, SEO, and AWS AI integration.

Experience

FireFlare Games
Chief Operating Officer
March 2021 - Present (2 years 3 months)

Planet Theta
Chief Operating Officer
March 2021 - Present (2 years 3 months)

Aldrich Memorial Nursery School
Financial Aid Chairman
June 2015 - August 2016 (1 year 3 months)
Rochester, Minnesota Area

• Supervised a financial aid committee overseeing financial aid awards for underprivileged families to attend Aldrich.
• Insured that Aldrich was in accordance with State and Grant Standards
• Assisting families in filling out needed paperwork and had the necessary financial documentation to apply for financial awards.

TIGARD PLAYSCHOOL INC
Fundraising Chairman
June 2013 - August 2014 (1 year 3 months)
Tigard, OR

• Created new fundraising strategy with participation incentives that increased fundraising results over the previous year to drive greater participation.
• Ran multiple fundraising events throughout the year and supervised volunteers at events.

Joy Communications
Communications Consultant

April 2008 - September 2008 (6 months)
Pompano Beach, FL

• Worked directly with customer base for all aspects of bid creation including management of large accounts.
• Brought company into public sector bid process.
• Created IgeaCare marketing strategy and supervised its rollout.

Milner Voice and Data
Account Executive
August 2007 - March 2008 (8 months)
Pompano Beach, FL

• Acted as liaison between the client, the wholesaler and my own firm.
• Covered all aspects of bid creation including complex technical details.
• Worked with management to develop enterprise industry standard practices for new account generation and proposal creation.
• Created a program for ERATE federal grant proposals targeting public sector educational institutions.
• Worked with Broward Department of Health, brought company into Florida Institute of Technology bid Process.

INX
1 year 11 months

Account Executive
March 2006 - June 2007 (1 year 4 months)

• Substantially increased the account base by 60%.
• Tracked sales margins by account, driver, and brand on a weekly basis.
• Developed budget and marketing programs for the Assoc. of Computer Professionals in Education Conference.
• Negotiated a Cisco purchasing contract with a multi-state technology purchasing organization for school districts. This included identifying grants and assisting undeserved schools in the grant application process.
• Negotiated purchasing contracts between multiple entities.

Inside Sales Rep
August 2005 - March 2006 (8 months)

• As an inside sales manager responsible for 6 managers with the completion of all the sales agreements that they generated.
• Maintained purchasing relationships with wholesalers and negotiating prices.
• Performed market research which resulted in the company’s expansion into Idaho.

• Acted as primary contact for clients for all aspects including generating final bids. Had high client satisfaction ratings.
• Self-taught and introduced Federal ERATE grant writing as a marketing strategy.

Education

University of Oregon

BS, Political Science

Boise High School

· (1993 - 1996)